EXHIBIT 21.1

List of Subsidiaries at March 7, 2018

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries. Each subsidiary is owned directly by us.

Name	Jurisdiction of Incorporation
Catasys Health Minnesota, Inc.	Minnesota
Anxiolitix, Inc.	Delaware
Catasys International (Cayman), Ltd.	Cayman Islands
Catasys Switzerland, Sarl Catasys Health, Inc.	Switzerland Delaware